

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 4, 2016

Mr. Michael I. German
President and Chief Executive Officer
Corning Natural Gas Holding Corporation
330 W. William St.
Corning, NY 14830

> **Re: Corning Natural Gas Holding Corporation**
> **Registration Statement on Form S-1**
> **Filed January 11, 2016**
> **File No. 333-208943**

Dear Mr. German:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary, page 3</u>

1. Please clarify, in this section, that no market currently exists for the shares of the Series A Cumulative Stock and the shares of Series B Convertible Stock.

<u>Use of Proceeds, page 31</u>

2. Here or in another appropriate section in the prospectus, please clarify whether you have to raise a certain amount of proceeds through this offering in order to proceed with your intended acquisition of Pike County Light & Power Company. If so, please disclose such amount.

3. We note that you estimate net proceeds of $8,000,000 from the offering and your statement that you "cannot predict the number of subscription rights which will be

exercised or the series of Preferred Stock which will be purchased." While we recognize that you cannot predict the exact net proceeds of the offering, please enhance your disclosure to show investors the method or formula you used to determine your estimate of net proceeds at this time. Please revise the Calculation of Registration Fee table on the registration statement cover page to provide similar information.

Determination of Offering Price, page 32

4. We note your disclosure here and on page 15 of the manner in which your board of directors determined the offering price of the shares of Series A Cumulative Stock and the shares of Series B Convertible Stock. If you have a more specific method by which you determined the price of the shares please disclose such method or formula here and on the prospectus cover page. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K. In this regard, please also address with greater specificity, if possible, the factors discussed in the penultimate sentence of the first paragraph of this section, including the effect of historic and current market prices of your stock, and the effect of the desired amounts of proceeds, on your determination of the subscription price for each series of preferred stock.

Where You Can Find More Information, page 64

5. We note that you have incorporated by reference your Proxy Statement for the 2015 Annual Meeting of Shareholders, filed on March 9, 2015, which includes Executive Compensation disclosure from your 2014 and 2013 fiscal years. However, Item 402 of Regulation S-K requires that smaller reporting companies include Executive Compensation disclosure for each of the registrant's last two completed fiscal years. Refer to Regulation S-K Compliance and Disclosure Interpretation 117.05. Since you have recently concluded your 2015 fiscal year, please revise to include such disclosure, which we note that you filed on January 28, 2016 in an amended Annual Report on Form 10-K.

Undertakings, page II-7

6. Please include the undertakings required by Items 512(c) & (e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Deborah McLean, Esq.